UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-39312
CUSIP Number 72814P109

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	PLBY Group, Inc.

Address of Principal Executive Office (Street and number):	10960 Wilshire Blvd, Suite 2200

City, State and Zip Code:	Los Angeles, California 90024

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
PLBY Group, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed time period because the Company has experienced unexpected delays in completion of its financial statements and related disclosures for the year ended December 31, 2021 due to the integration of multiple acquisitions in 2021 and the implementation of newly applicable accounting standards, and the substantial amount of internal resources required in connection therewith.
In addition, the Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the Company expects to report material weaknesses in the Company’s internal control over financial reporting. Management expects to recommend to the audit committee of the Company various measures intended to remediate and improve the Company’s internal control over financial reporting.
As a result, the Company requires additional time to finalize its financial statements and related disclosures to be filed as part of the 2021 Form 10-K.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Lance Barton	(310) 424-1800
(Name)	(Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

The Company's net revenues increased by $98.9 million, or 67%, from $147.7 million in 2020 to $246.6 million in 2021, due to higher direct-to-consumer revenue of $84.1 million primarily from the Company's acquisition of the Lovers and Honey Birdette businesses, and the continued growth of direct-to-consumer revenue on playboy.com.

The Company's cost of sales increased by $40.5 million, or 54%, from $74.4 million in 2020 to $114.9 million in 2021, primarily due to increased direct-to-consumer revenue and the amortization of Lovers and Honey Birdette inventory step-ups resulting from purchase accounting.

The Company's selling and administrative expenses increased by $141.5 million, or 241%, from $58.7 million in 2020 to $200.1 million in 2021, due to higher stock-based compensation expense, increased direct-to-consumer costs primarily as a result of the Company's acquisition of the Lovers and Honey Birdette businesses, acquisition related costs, and expenses associated with being a newly public company.

The Company's net loss for 2021 was $79.7 million, compared to a net loss of $5.3 million in 2020, primarily due to the increased costs and expenses described above.

The Company believes that its results contained herein and in its earnings release filed with its Current Report on Form 8-K on March 1, 2022 setting forth financial results for the fourth quarter and fiscal year ended December 31, 2021 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

Safe Harbor for Forward-Looking Statements
Information in this Form 12b-25 report regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the 2021 Form 10-K, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this report, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2021 and the timing, form and content of the Company’s 2021 Annual Report on Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

PLBY Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 1, 2022	By:	/s/ Lance Barton
Lance Barton
Chief Financial Officer